

July 30, 2010

Michael G. Medzigian
Chief Executive Officer
c/o W. P. Carey & Co. LLC
50 Rockefeller Plaza
New York, New York 10020

> **Re:** **Carey Watermark Investors Incorporated**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed July 12, 2010**
> **File No. 333-149899**

Dear Mr. Medzigian:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover page

1.   The cover page should contain only information required by Item 501 or that is key information. In addition, we note that your cover page is written using a type size that is difficult to read, especially with its concentration of text. Please revise accordingly and confirm that the cover page will not exceed one page in length. Refer to Item 501(b) of Regulation S-K and Rule 420 of Regulation C.

Summary

2.   We note your prospectus summary is 26 pages long and that you currently repeat a lot of information in your summary section that appears in the body of the prospectus. Please revise to limit your summary section to a summarization of

those aspects of the offering that are the most significant, highlight those points in clear, plain language and eliminate repetitive disclosure.

3.   We note your response to comment 5 in our letter dated May 12, 2010 and the revisions on page 6. Please revise to remove the detailed discussion of the prior lodging transactions from the summary to the body of the prospectus. Inclusion of this information in the summary may give it undue emphasis, considering that it does not describe the historical performance of the issuer.

Risk Factors, page 27

W.P. Carey and our dealer manager are parties to a settlement agreement …, page 31

4.   Please revise this risk factor so that each it conveys the specific risks to you. As currently drafted, it is unclear the risks to you and your investors as a result of W.P. Carey and Carey Financial entering into a settlement agreement with the SEC.

The lack of an active public trading market for our shares combined …, page 42

5.   This risk factor contains two separate and distinct risks. One risk appears to be the lack of an active public trading market for your shares and the other your redemption plan. Generally, each risk factor should only focus on a single risk. Please revise to separate this risk factor into two separate risk factors. Please also highlight to investors that you may amend, suspend or terminate your redemption program without giving shareholders advance notice.

Directors and Executive Officers of the Company, page 61

6.   We note your response to comment 11 in our letter dated May12, 2010 as well as your revised disclosure but are reissuing the comment. The revised disclosure focuses on the qualifications for appointment to your board of directors. Item 401(e) of Regulation S-K, however, requires a brief discussion the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please revise.

Executive Compensation, page 65

7.   We note your disclosure on page 65 that you will pay fees to your advisor and reimburse the advisor for the services of its personnel. Please revise to clarify whether you will reimburse your advisor for salaries and other compensation expenses paid to its employees.

Investment Objectives, Procedures and Policies, page 77

General, page 77

8.   We note your response to comment 12 in our letter dated May12, 2010 as well as
        your revised disclosure. You disclose that you will adjust your investment focus
        from time to time based upon market conditions and your advisor's views on
        relative value as market conditions change and that material changes in your
        investment focus will be described in your periodic reports filed with the SEC.
        Please make a corresponding revision to your Prospectus Summary section.
        Please additionally clarify, if true, that such disclosures to shareholders will be
        made only after your investment focus has changed, which could be months after
        such investment focus has changed. Please also consider adding risk factor
        disclosure.

Prior Programs, page 99

9.   With respect to the table on page 103, please provide in a footnote or otherwise
        the date on which the initial investment of $10,000 was made for each program.

Sales Materials

10.   Please revise your summary risk factor bullet points to disclose that because you
        are designed to be a long-term investment, it will be difficult for shareholders to
        sell their shares promptly or at all.

11.   We note your disclosure on page 2 that W.P. Carey and CPA programs have
        never missed a quarterly payment and no full term investor has ever lost money in
        any CPA program. Please balance this disclosure with a discussion of the adverse
        business developments experienced by W.P. Carey and CPA programs.

12.   As you have done in the prospectus, please revise your disclosure to clarify, if
        true, whether offering proceeds, borrowings or other sources aside from earnings
        and cash flow from operating activities, including a waiver or reduction of fees,
        were used to make distributions for CPA Programs.

13.   On page 3, please revise to clarify what you mean by "a differentiated investment
        approach" and "a lack of legacy issues." In addition, please quantify the
        maximum leverage you can incur.

14.   On pages 6-7 you state that you "seek to leverage the operationally intense nature
        of lodging assets by employing aggressive portfolio and asset-specific
        management to enhance value and returns." The meaning of this sentence is
        unclear. Please revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202) 551-3432 or Dan Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Kathleen L. Werner (via facsimile)